                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Abrahams, Robert J.
   2525 East Camelback Road, Suite 500
   Phoenix, Arizona  85016
2. Issuer Name and Ticker or Trading Symbol
   Ugly Duckling Corporation (UGLY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   10/96&
5. If Amendment, Date of Original (Month/Year)
6. Relationship  of Reporting  Person(s) to Issuer  (Check all  applicable)
   [X] Director  [ ] 10% Owner [ ] Officer  (give  title  below)
   [ ] Other  (specify below)
   Director
7. Individual or Joint/Group  Filing (Check  Applicable  Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person


Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock-unchanged                                                                           8,244!#        D   Direct
Common Stock                                  10/30/96&   P&       200 &         A  $15.00&      700            I   by Spouse &


Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
NONE

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                                         Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
NONE
































Explanation of Responses:

& Reporting person's wife owns these shares of UGLY Common Stock. On 2/12/99 UGLY was informed of the 200 shares that were purchased on 10/30/96. This statement is a delinquent report as to the 10/30/96 purchase of 200 shares by the reporting person's wife. Ending balance of 700 shares is based on the 4/30/98 balance of 500 shares of UGLY Common Stock plus the purchase of 200 shares during 10/96 (500 + 200 = 700)

# Ending balance consists, in part, of 6,244 shares of UGLY restricted Common Stock issued under the UGLY Director's Incentive Plan in 6/96 at a price per share of approximately $15.00. These shares vest 33% per year. 2/28/99 ending balance of 8,244 shares is based on the 4/30/98 ending balance of 6,244 shares of UGLY Common Stock plus the purchase of 2,000 shares during 5/98 (6,244 + 2,000 =8,244)

! On 5/18/98 purchased 2,000 shares of UGLY Common Stock at $9.1875 per share through reporting person's "IRA."

@    Power of Attorney is included and made a part of this filing.

                                                   SIGNATURE OF REPORTING PERSON

                                                   /s/ JUDITH A. BOYLE
                                                   -----------------------
                                                   By: Judith A. Boyle
                                                   @ Attorney-in-Fact
                                                   For: Robert J. Abrahams

                                                   DATE: March 4, 1999
                                                   -------------------

                               POWER OF ATTORNEY
                                  (R. Abrahams)


     I hereby appoint Steven P. Johnson, Judith A. Boyle and Steven D. Pidgeon, and each of them, attorney-in-fact for me, each with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"), and Rule 144 and Rule 145 under the Securities Act of 1933 (singly or collectively ("Rule 144")). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5, and Form 144 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to The NASDAQ Stock Market and Ugly Duckling Corporation as required by the rules under Section 16 and Rule 144 as in effect from time to time.

     This power of attorney is effective from the date hereof until September 1, 1999, unless earlier revoked or terminated.


                                          /s/ ROBERT J. ABRAHAMS
                                          --------------------------------------
                                          Robert J. Abrahams


Dated:  May 5, 1998